Exhibit 99.3

ASX/NASDAQ Release

SYDNEY, October 30 2015

MOKO SOCIAL MEDIA PRICES U.S. PUBLIC OFFERING TO RAISE US$2.55M

Highlights

•     Successful pricing of US$2.55 million underwritten public offering through

Aegis Capital Corp.

•     1.5 million American Depository Shares will be issued at US$1.70 each, to fund managers and sophisticated investors, as well as retail clients from the Aegis client network

MOKO SOCIAL MEDIA LIMITED ABN 35 111 082 485 ASX: MKB NASDAQ: MOKO Alexandria VA New York NY Perth Australia MOKOsocialmedia.com contact@MOKO.mobi

MOKO Social Media (NASDAQ:MOKO – ASX:MKB) is pleased to announce a US$2.55 million (before costs) placement via an underwritten public offering of 1.5 million American Depository Shares (ADS’s), at an issue price of US$1.70 per ADS (“Placement”). Each ADS represents the right to acquire forty (40) fully paid ordinary shares. This equates to an issue of 60 million ordinary shares at an Australian equivalent price of AU$0.06 per ordinary share, based on an AUD/USD foreign exchange rate of $0.71.

The Placement will be made under the Company’s remaining 15% placement capacity under ASX Listing Rule 7.1 and accordingly is not subject to shareholder approval.

Aegis Capital Corp. acted as the sole book-running manager for the offering, and the ADS’s will be issued to fund managers and sophisticated investors, as well as retail clients from the Aegis client network. MOKO Social Media has granted the underwriters a 45-day option to purchase up to an additional 225,000 ADSs to cover over-allotments, if any. The offering is expected to close on November 4, 2015, subject to customary closing conditions.

The proceeds of the Placement will be invested in the business to enable MOKO to continue the roll-out and development of its social media platforms, including the new releases of REC*IT 2.0 and SPEAKIESY, which are showing very promising early results, and its upcoming products BigTeams powered by REC*IT and REC*IT FITNESS.

MOKO Social Media Chairman, Greg McCann, said, “We are delighted with the strong support shown for the public offering through the Aegis network, and welcome the new shareholders to the Company. We have a very exciting period ahead of us with the recent and upcoming launch of new student products, and the proceeds from this issue will be utilised to develop our presence in the student market and grow our audience.”

A registration statement relating to these securities has been filed with the Securities and Exchange Commission and became effective on August 7, 2015.

The offering will be made only by means of a prospectus. A copy of the prospectus relating to the offering may be obtained, when available, by contacting Aegis Capital Corp., Prospectus Department, 810 Seventh Avenue, 18th Floor, New York, NY 10019, telephone: 212-813-1010, e-mail: prospectus@aegiscap.com. Investors may also obtain these documents at no cost by visiting the SEC's website at http://www.sec.gov.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

For more information contact:

US:
Jason Nash 202 431 1042 jason.nash@mokosocialmedia.com

About MOKO SOCIAL MEDIA Limited

MOKO Social Media is at the forefront of the next generation in social media, providing innovative products and content to enable communities to engage and interact. MOKO provides tailored content for high value, niche user groups including students, political supporters and active lifestyle participants: communities that share common interests and need to engage regularly and efficiently. Within its student space, MOKO is a mobile leading US college intramural and recreational sports platform. Agreements with the largest college and high school sports data providers in the US grant MOKO exclusive access to provide its award-winning app REC*IT, and BigTeams powered by REC*IT, to over 1,000 US colleges, representing approximately 50% of the US college population, and to over 4,400 US high schools respectively.

MOKO aims to capture its target audiences by becoming their destination of choice for information and interaction. It does this by creating highly relevant and exclusive content, and by providing the platforms that enable the communities to consume and share the content seamlessly across devices. This integrated approach gives MOKO unique and exclusive exposure to markets that are highly desired by advertisers and that can be leveraged for growth and revenue through advertising, sponsorship, social network distribution and other monetization of the platforms.

Note

This announcement is for informational purposes only and is neither an offer to sell nor an offer to buy any securities, or a recommendation as to whether investors should buy or sell.

Special Note on Forward-Looking Statements

This press release contains information that may constitute forward-looking statements and uses forward-looking terminology such as “anticipate” “propose” “expect” and “will,” negatives of such terms or other similar statements. You should not place undue reliance on any forward-looking statement due to its inherent risk and uncertainties, both general and specific. Although we believe the assumptions on which the forward-looking statements are based are reasonable and within the bounds of our knowledge of our business and operations as of the date hereof, any or all of those assumptions could prove to be inaccurate. Risk factors that could contribute to such differences include our ability to prepare required documents in connection with the proposed offering, the timing of regulatory review, performance of our shares on the Nasdaq Global Market, and the performance of the United States and global capital markets and companies in our sector, as well as factors relating to the performance of our business, including intense competition we face; failure to innovate and provide products and services that are useful to users; our ongoing need for capital for investment in new and existing business strategies and new products, services and technologies, including through acquisitions; our dependence on advertising revenues; the potential for declines in our revenue growth rate and downward pressure on our operating margin in the future; increased regulatory scrutiny that may negatively impact our business; legal proceedings that may result in adverse outcomes; failure to maintain and enhance our brand; uncertainty as to our ability to protect and enforce our intellectual property rights; and uncertainty as to our ability to attract and retain qualified executives and personnel. The forward-looking information provided herein represents the Company's estimates as of the date of the press release, and subsequent events and developments may cause the Company's estimates to change. The Company specifically disclaims any obligation to update the forward-looking information in the future. Therefore, this forward-looking information should not be relied upon as representing the Company's estimates of its future intentions as of any date subsequent to the date of this press release. Our plans may differ materially from information contained in the forward-looking statements as a result of these risk factors or others, as well as changes in plans from our board of directors and management.